FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 18, 2003

PARAMOUNT ENERGY TRUST

(Translation of registrant's name into English)

SUITE 500, 630 - 4 AVENUE SW, CALGARY, AB  T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

The following documentation is being submitted herewith:

Press Release dated December 18, 2003.

PRESS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES DECEMBER 2003 DISTRIBUTION AND

PROVIDES UPDATE ON GAS/BITUMEN PROCESS

December 18, 2003  Paramount Energy Trust ("PET" or the "Trust") (TSX - PMT.UN) is pleased to confirm that its distribution on January 15, 2004 in respect of production for the month of December 2003, for Unitholders of record on December 31, 2003, will be $0.20 per Trust Unit.  The ex-distribution date is December 29, 2003.  This distribution amount maintains the previous monthly level and brings cumulative distributions paid to-date to $2.884 per Trust Unit.

PET also advises that the Alberta Energy and Utilities Board (EUB) announced the next steps in the EUB's bitumen conservation requirements on December 17, 2003. The EUB Regional Geological Study will be released on January 2, 2004. The EUB staff submission group will release recommendations to continue or vary the gas production status of wells subject to EUB General Bulletin (GB) 2003-28 on January 26, 2004. Parties that disagree with the recommendations of the EUB staff submission group must notify the EUB's Board of the wells for which they wish to present their case at an interim hearing by February 9, 2004.  EUB interim hearings with respect to any disputed wells would begin on March 8, 2004.

The Trust presently has approximately 7.9 MMcf/d of gas sales shut-in as a result of the EUB's decisions. PET continues to pursue all avenues to preserve its production base and Unitholders' value pursuant to our fundamental belief that no gas production in northeast Alberta poses a threat to ultimate commercial bitumen recovery that cannot be alleviated by technological solutions. Further information with respect to the gas/bitumen issue and its possible effects on the Trust can be found on PET's website at

www.paramountenergy.com/investor relations/Gas-Bitumen Issue.

Paramount Energy Trust is a natural gas-focussed Canadian energy trust.  PET's Trust Units are listed on the Toronto Stock Exchange under the symbol "PMT.UN".  Further information with respect to PET can be found at its website at www.paramountenergy.com

This news release contains forward-looking information.  Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance.  Actual results could differ materially as a result of changes in PET's plans, changes in commodity prices, regulatory changes, general economic, market and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp, administrator of Paramount Energy Trust Suite 500, 630 - 4 Avenue SW, Calgary, AB T2P 0J9 Telephone: (403) 269-4400 Fax: (403) 269-6336 Email: info@paramountenergy.com
Susan L. Riddell Rose, President and Chief Operating Officer Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer Gary C. Jackson, Vice President, Land, Legal and Acquisitions

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST

By its Administrator PARAMOUNT

ENERGY OPERATING CORP.

(Registrant)

By:/s/ Susan L. Riddell Rose

 (Signature)

Susan L. Riddell Rose

President

Date:  December 18, 2003